UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Coherus BioSciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

19249H103
(CUSIP Number)

David J. Sorkin, Esq. c/o Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1I, 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR BIOSIMILAR L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR BIOSIMILAR GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR FUND HOLDINGS L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR FUND HOLDINGS GP LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR GROUP HOLDINGS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR & CO. INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
KKR MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,949,829(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,949,829(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
HENRY R. KRAVIS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,949,829(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,949,829(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

CUSIP No. 19249H103
1	NAMES OF REPORTING PERSONS
GEORGE R. ROBERTS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,949,829(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,949,829(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,949,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock (as defined below) of the Issuer (as defined below), and amends the initial statement on Schedule 13D filed on November 17, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on April 15, 2016 (as so amended, the “Schedule 13D”).  This Amendment No. 2 reflects, among other things, the conversion of KKR & Co. L.P., a Delaware limited partnership, into a Delaware corporation named KKR & Co. Inc., which became effective on July 1, 2018, pursuant to which KKR & Co. L.P. contributed all of its interests in two wholly-owned subsidiaries, KKR Group Holdings L.P. and KKR Group Limited, to a newly formed and wholly-owned subsidiary, KKR Group Holdings Corp., and KKR Group Holdings L.P. and KKR Group Limited were liquidated (the “KKR Reorganization”). The KKR Reorganization did not involve any purchase or sale of securities of the Issuer.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to Common Stock, $0.0001 par value (the “Common Stock”) of Coherus BioSciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 333 Twin Dolphin Drive, Suite 600, Redwood City, California 94065.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) and (f).

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i) KKR Biosimilar L.P., a Delaware limited partnership (“KKR Biosimilar”)

(ii) KKR Biosimilar GP LLC, a Delaware limited liability company (“KKR Biosimilar GP”)

(iii) KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(iv) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(v) KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(vi) KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(vii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(viii) Henry R. Kravis, a United States citizen; and

(ix) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (ix) are collectively referred to herein as the “Reporting Persons”).

KKR Biosimilar GP is the general partner of KKR Biosimilar.  KKR Fund Holdings is the sole member of KKR Biosimilar GP.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR & Co. is the sole shareholder of KKR Group Holdings.  KKR Management is the Class B common stockholder of KKR & Co.  Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. Scott C. Nuttall, Joseph Y. Bae, William J. Janetschek and David J. Sorkin is a director of KKR Fund Holdings GP and KKR Group Holdings. The executive officers of KKR Group Holdings and KKR & Co. are Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin.  The directors of KKR & Co. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Nuttall, Bae, Janetschek and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, dated as of November 29, 2019, a copy of which is attached hereto as Exhibit F.

(b)	The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Nuttall, Bae, Janetschek and Sorkin and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)	KKR Biosimilar is formed for the purpose of investing in the Issuer and KKR Biosimilar GP is principally engaged in the business of being the general partner of KKR Biosimilar.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Nuttall, Bae, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.  The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On November 29, 2019, KKR Biosimilar entered into a 10b5-1 sales plan (the “10b5-1 Plan”) pursuant to which it may sell up to 1,000,000 shares of the Issuer’s outstanding Common Stock, subject to certain volume and pricing limits.  The amount and timing of any sales, if any, may vary and will be determined based on market conditions, share price and other factors. The program will not require KKR Biosimilar to sell any specific number of shares of Common Stock or at all, and may be modified, suspended or terminated at any time without notice.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the 10b5-1 Plan, which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b), (c) and (e) of the Schedule 13D is hereby amended and restated as follows:

(a)
and (b) The Reporting Persons beneficially own an aggregate of 3,949,829 shares of Common Stock, which includes (i) 3,055,055 shares of Common Stock held by KKR Biosimilar and (ii) 894,774 shares of Common Stock issuable to KKR Biosimilar upon conversion of the Convertible Notes held by KKR Biosimilar pursuant to the Purchase Agreement, representing approximately 5.6% of the outstanding shares of Common Stock based on 71,024,114 shares of Common Stock outstanding, which includes (x) 70,129,340 shares of Common Stock issued and outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2019 and (y) 894,774 shares of Common Stock that KKR Biosimilar may acquire upon the conversion of the Convertible Notes owned by KKR Biosimilar.  KKR Biosimilar’s right to convert the Convertible Notes into shares of Common Stock will be subject to certain conditions set forth in the Convertible Notes, including the making of all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of any required waiting period thereunder.

Each of KKR Biosimilar GP (as the general partner of KKR Biosimilar), KKR Fund Holdings (as the sole member of KKR Biosimilar GP), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the Class B common stockholder of KKR &Co.), and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management), may be deemed to be the beneficial owner of the securities beneficially owned by KKR Biosimilar, and each disclaims beneficial ownership of the securities.

The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c)
The Reporting Persons, and to the best knowledge of the Reporting Persons, the other persons named in Item 2 of the Schedule 13D, have had no transactions in the Issuer’s Common Stock in the past 60 days.

(e)	As described above in the Explanatory Note, KKR Group Holdings L.P. and KKR Group Limited are no longer reporting persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

F.	Joint Filing Agreement, dated as of November 29, 2019, by and among the Reporting Persons.

G.	10b5-1 Plan.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2019

KKR BIOSIMILAR L.P.

By:	KKR BIOSIMILAR GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR BIOSIMILAR GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

Annex A

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Xavier Niel, who is a citizen of France.

Name	Principal Occupation

Henry R. Kravis	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

George R. Roberts	Co-Chief Executive Officer, Co-Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-President, Co-Chief Operating Officer of KKR & Co. Inc.

Mary N. Dillon	Chief Executive Officer of Ulta Beauty, Inc.

David C. Drummond	Senior Vice President, Corporate Development, Chief Legal Officer and Secretary of Alphabet Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

John B. Hess	Chief Executive Officer of Hess Corporation

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.

Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

EXHIBIT F

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Coherus BioSciences, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 29, 2019

KKR BIOSIMILAR L.P.

By:	KKR BIOSIMILAR GP LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR BIOSIMILAR GP LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek,
Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings Corp., a general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact